Exhibit 99.1

Basel Medical Group Ltd Announces Exercise of Overallotment Option

Singapore, March 19, 2025 – Basel Medical Group Ltd (the “Company”) (Nasdaq: BMGL), a Singapore-based clinical provider of general and subspecialized orthopedic and trauma services, sports medicine and surgery, orthopedic procedures, as well as neurosurgical treatments, today announced the full exercise of the overallotment option by the representative of the underwriters of its initial public offering to purchase an additional 330,750 ordinary shares at a price of US$4.00 per share and the closing of such issuance. The shares of the Company commenced trading on the Nasdaq Capital Market on February 25, 2025, under the ticker symbol “BMGL”.

The gross proceeds from this over-allotment closing were $1,323,000 and the aggregate gross proceeds from this offering were US$10,143,000, before deducting underwriting discounts and offering expenses payable by the Company.

The Company intends to use the net proceeds of the offering for (i) potential mergers and acquisitions, (ii) business expansion, such as additional clinic space, increasing auxiliary service capabilities, including X-ray, physiotherapy and laboratory testing services, hiring additional medical practitioners and staff, upgrading of technology systems, and bolstering of marketing expenditure, and (iii) daily operations and working capital.

The offering was conducted on a firm commitment basis. Cathay Securities, Inc. acted as the lead underwriter and Revere Securities LLC acted as co-underwriter for this offering. Sichenzia Ross Ference Carmel LLP served as U.S. securities counsel to the Company for the offering, and Hunter Taubman Fischer & Li LLC served as U.S. securities counsel to the underwriters in connection with the offering.

The shares described above were offered by the Company pursuant to a registration statement on Form F-1, as amended (File Number: 333-282096), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2025. The offering was made only by means of a prospectus, forming a part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained from Cathay Securities, Inc., 40 Wall Street, Suite 3600, New York, NY 10005, Attention: Shell Li, or by calling +1 855-939-3888, by email request to service@cathaysecurities.com, from Revere Securities LLC, 560 Lexington Ave, 16th Floor, New York, NY 10022, or by calling +1 212-688-2350 or through email request to contact@reveresecurities.com, or by accessing the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Any offers, solicitations, or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, sports medicine and surgery, orthopedic procedures, as well as neurosurgical treatments. Our operations are based in Singapore, with our clinics being at 6 Napier Road, Unit #02-10/11 and Unit #03-07, Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a large base of corporations, in particular those in the construction, marine and oil & gas industries, which underpin our robust business model. As an orthopedic service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, government effort and expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, corporate finance and healthcare partnership specialists. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Basel Medical Group Ltd

Investor Relations

Email: admin@baselmedical.com